                                                                       Exhibit 4


July 12, 2001



John F. Biver
J. B. Acquisitions, LLC
2828 Arbor Hills Dr.
Dubuque, IA 52001

Dear John:

As a follow-up to our recent conversations, I am pleased to be able to make this commitment to you and J.B. Acquisitions, LLC. Dubuque Bank & Trust is pleased as well, to be able to offer financial support for the proposed acquisition of Eagle Point Software.


                                LOAN COMMITMENT


Borrower:           Eagle Point Software Corporation

Lender:             Dubuque Bank & Trust Company ("DB&T")

Guarantor:          John F. & Jolene Biver, unlimited, secured by company stock and marketable securities held jointly and individually. All other guarantees given by John F. Biver and Jolene Biver shall be subordinate to the Guaranty made in favor of Lender and shall be in a form acceptable to Lender.

Facility:           A.)  $6,300,000 Secured Amortizing Line of Credit
                    B.)  $1,500,000 Secured Revolving Line of Credit

Purpose: Proceeds under the Facility will be used to pay the merger consideration of $6.40 per share to the shareholders and option holders of Eagle Point Software Corporation.

Maturity:           A.)  Five (5) years
                    B.)  One (1) year

Amortization:       The Amortizing Line of Credit will amortize in annual
                    installments of principal commencing two (2) year after Facility closing date and based on a 15-year amortization schedule, with the balance due at maturity. Monthly installments of accrued interest shall be commencing one (1) month after the Facility closing date.

Sweep Feature:      Excess cash balances shall be swept daily from collected
                    funds in the company checking account and applied to principal balances on the outstanding balances held on the Revolving Line of Credit, and when paid to zero ($0), then applied to principal balances outstanding on the Amortizing
                    Line of Credit. As funds are needed to cover checking account activities, advances will be made from the Amortizing Line of Credit up to the $6,300,000 maximum principal amount minus any principal payments and then from the Revolving Line of Credit up to the $1,500,000 maximum principal amount.

Security:           First security position on the Borrower owned real estate;
                    General Business Security Agreement or other instruments or agreements necessary or appropriate to obtain a first priority security interest in all of Borrower's assets, including Borrower's intellectual property (e.g. copyrights, trademarks, patents, etc.) and deposit accounts; Assignment of Life Insurance on the life of John F. Biver in the minimum amount of $2,000,000; guaranty of any affiliate of John F. Biver or Jolene Biver, including any entity to which Borrower stock is transferred in contemplation of the Purpose of this Loan Commitment; a pledge of marketable securities owned by John F. Biver and/or Jolene Biver, together with possession of certificated shares or an appropriate Control Agreement for any brokerage or investment account, including all shares of Eagle Point
                    Software Corporation.

Interest Rate:      A combination of fixed and variable rate pricing will apply to the Amortizing Line of Credit according to the following schedule. In addition, pricing for the Revolving Line of
                    Credit shall follow the Summary Pricing Matrix below. At no time will the interest rate fall below 7.50% or climb above
                    10.50% (the collar).
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                    .   $4,000,000 fixed at a rate of 9.00%.

                    . $2,300,000 floating at Wall Street Journal Prime, announced from time to time plus the applicable margin described in the Interest Margin section and further defined in the Summary Pricing Matrix, calculated on an actual day 360-day basis and payable monthly in arrears. A collar of 7.50% - 10.50% shall apply.

Interest Margins:   The applicable Prime margins shall be the percentage per
                    annum set forth in the Summary Pricing Matrix below for the appropriate level. The level shall be determined quarterly by the Leverage Ratio, defined as Total Liabilities divided by Tangible Net Worth. Margins at all levels shall be considered void in the event of a default, at which time the default rate of 15.00% will be imposed.


                            Summary Pricing Matrix


     Term Loan              Level I         Level II         Level III
     ------------------------------------------------------------------
     Leverage Ratio          *1.0x        **1.0 & *2.0x       **2.0x
     ------------------------------------------------------------------
     Prime Margin           -1.00%            0.00%            1.00%
     ------------------------------------------------------------------

Prepayments:        If paid prior to maturity from another lender, Borrower
                    agrees to pay a prepayment penalty equal to the following:

                    .   3-months interest if paid in years 1-2

                    .   2-months interest if paid in years 3-4

                    .   1 months interest if paid in year 5

                    No prepayment penalty shall be charged if Borrower pays principal before maturity through the normal course of business using excess cash flows.

Upfront Fee:        Borrower agrees to pay an Upfront Fee of .50% to the Lender at closing.


*    less than

**   greater than or equal to
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Break-up Fee:         Borrower agrees to pay a break-up fee equal to $25,000 if
                      this transaction does not close for any reason other than those imposed on behalf of the Lender.

Financial Covenants:  Financial covenants will include, but not be limited to, the following:


                      .   Minimum Fixed Charge Coverage (DSCR), defined as
                          ------------------------------------
                          EBITDA, calculated on a trailing four quarter basis, divided by the sum of Maturities and Interest Expense over the same period of 1.50x beginning the fifth quarter after loan closing and continuing thereafter.

                      .   Maximum Leverage Ratio, defined as Total Liabilities
                          ----------------------
                          to Tangible Net Worth (Net Worth minus Goodwill & Amortization). For this purpose, Net Worth will include the Senior Subordinated Debt not to exceed $2,250,000 and the Junior Subordinated Debt not to exceed $750,000. This ratio shall be at or below 3.50:1 from the date of closing to June 30, 2004, 3.0:1 at FYE 2005, 2.5:1 at FYE 2006.

                      .   Maximum Capital Expenditures of $750,000 in any fiscal
                          ----------------------------
                          year without the prior consent of the Lender.

                      .   Minimum Tangible Net Worth of $5,000,000 at June 30,
                          --------------------------
                          2002, $4,000,000 at June 30, 2003, $3,000,000 at June
                          30, 2004, $3,500,000 at June 30, 2005 and $4,500,000
                          at June 30, 2006.

                      .   Maximum Owner Compensation, defined as salary, bonus,
                          --------------------------
                          dividends (other than Permitted S Corporation Dividends) and any other compensation, shall not exceed $150,000 annually without the prior written consent of Bank.

                          Permitted S Corporation Dividends will equal the net income of Borrower for federal income tax purposes times the maximum effective federal and state combined tax rates then in effect for an Iowa resident, during any period in which the Borrower has elected S Corporation status under the Internal Revenue Code.

Other Covenants:    Usual covenants for Facilities and transactions of this type including, but not limited to:

                    . Negative Pledge of Assets: The Borrower will not pledge assets to secure any other indebtedness without the prior consent of Lender.

                    . Borrower agrees to name Lender as loss-payee on company insured assets and maintain that insurance throughout the term of the loan.

                    . Borrower shall not make any acquisitions of other businesses without the prior consent of the Lender, which consent shall not be unreasonably withheld.

                    . No dividends shall be paid to any individual in excess of those outlined under "Maximum Owner Compensation" in this Commitment Letter.

                    . All legal, tax and regulatory matters shall be satisfactory to the Lender.

                    .   No default or potential default shall exist.

                    . The negotiation of credit and security documents satisfactory to the Lender.

                    . Receipt of customary closing documentation, including the legal opinions of the Borrower and Guarantor's counsel, acceptable to the Lender

                    . No material adverse change in the financial condition, prospects, operations or properties of the Borrower shall have occurred since the last FYE audited financial statements or in projections provided to the Lender.

                    . Agreements shall be received from the Subordinated Lenders in which they agree to suspend payment of all principal and interest if the Borrower is out of compliance on any loan covenant and will remain suspended until such time Borrower is again in compliance with said loan covenants or by waiver of the Lender.

                    . Properly executed Intercreditor Agreements between the Lender and any Subordinated Lenders will be provided.

                    . Lender reserves the right to observe any duly called board meeting of JB Acquisitions, LLC, Talon Acquisition Corp and Eagle Point Software Corporation commencing immediately after the close of this Facility. This right shall carry no voting authority. The Board may go into executive session to consider confidential matters without the Bank's observer present.


Reporting Requirements:

                    . Annual audited financial statements for the Borrower within 120 days of FYE.

                    . Monthly company-prepared financial statements for the Borrower within 30 days of month-end

                    . Copy of the Borrowers operating budget for the next fiscal year no later than 30 days prior to each fiscal year.

                    . Such other information and reports reasonably requested by DB&T. All reports and financial statements will be in form and scope reasonably acceptable to DB&T, including comparison to budget and prior comparable period.

                    . Annual personal financial statements and tax returns for the guarantors, John & Jolene Biver.

                    . Quarterly covenant compliance certificates signed by the President or Chief Financial Officer within 45 days of quarter-end.

Assignments & Participations:  DB&T will be permitted to sell participations to others at the Lenders sole discretion.

Fees: The Borrower shall pay all reasonable costs and expenses of DB&T associated with the preparation, due diligence, administration and syndication of all documents executed in connection with the Facility. Fees include, but are not limited to legal counsel, abstracting and title work, necessary appraisals and filing fees.

Expiry Date:        This commitment letter shall expire on August 1, 2001 if not accepted by that date.


As a condition of this commitment, Dubuque Bank & Trust requests the opportunity to meet with you in order to present proposals for other banking services including Employee Benefit Plans Administration, 401K, DB&T @ Work Program, personal accounts and our Internet banking program - InBusiness.

We have been pleased to work with you on this exciting new direction for Eagle Point Software and look forward to supporting you and your company going forward. We believe there are great benefits to working with the area's largest independent financial institution. DB&T offers a broad range of financial services that only a larger bank can, but with the type of personal service and responsiveness you expect from a community bank.

Thank you again for the opportunity. If you have any questions after reviewing this commitment, please feel free to call me. I look forward to a long and mutually beneficial business relationship.

Best regards,

/s/ William H. Callahan

William H. Callahan
Vice President
Commercial Lending



Acceptance of this proposal will be completed by signing below as indicated.

Acknowledged this    12th     day of             July      , 2001
                  -----------        ---------------------


 /s/ John F. Biver
----------------------------
John F. Biver